# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: BARNWELL INDUSTRIES INC, CIK 0000010048
CUSIP: 068221100
Title of class of securities: Common Stock, $0.50 par value
Address of issuer's principal executive offices: 24 GREENWAY PLAZA, SUITE 1800Q, HOUSTON, Texas (TX), 77046
Date of event which requires filing of this statement: 04/16/2026
Filed by CIK 0001461945
Persons authorized to receive notices and communications: JAMES C. PAPPAS, JCP INVESTMENT MANAGEMENT, LLC, 1177 West Loop South, Suite 1320, Houston, Texas (TX), 77027, 713-333-5540

## Reporting persons
- JCP Investment Partnership, LP (CIK 0001461946): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: working capital (WC); sole voting power 0; shared voting power 380,788; sole dispositive power 0; shared dispositive power 380,788; aggregate amount beneficially owned 380,788 (2.7% of the class)
- JCP Investment Partners, LP (CIK 0001461947): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 380,788; sole dispositive power 0; shared dispositive power 380,788; aggregate amount beneficially owned 380,788 (2.7% of the class)
- JCP Investment Holdings, LLC (CIK 0001461948): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 380,788; sole dispositive power 0; shared dispositive power 380,788; aggregate amount beneficially owned 380,788 (2.7% of the class)
- JCP Investment Management, LLC (CIK 0001461945): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 724,547; sole dispositive power 0; shared dispositive power 724,547; aggregate amount beneficially owned 724,547 (5.1% of the class)
- Pappas James C (CIK 0001462171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 724,547; sole dispositive power 0; shared dispositive power 724,547; aggregate amount beneficially owned 724,547 (5.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.50 par value
Name of issuer: BARNWELL INDUSTRIES INC
Address of issuer's principal executive offices: 24 GREENWAY PLAZA, SUITE 1800Q, HOUSTON, Texas (TX), 77046

## Item 2. Identity and Background
Name of person filing:
This statement is filed by:

(i) JCP Investment Partnership, LP, a Texas limited partnership ("JCP Partnership");

(ii) JCP Investment Partners, LP, a Texas limited partnership ("JCP Partners"), which serves as the general partner of JCP Partnership;

(iii) JCP Investment Holdings, LLC, a Texas limited liability company ("JCP Holdings"), which serves as the general partner of JCP Partners;

(iv) JCP Investment Management, LLC, a Texas limited liability company ("JCP Management"), which serves as the investment manager of JCP Partnership and certain managed accounts (the "JCP Accounts"); and

(v) James C. Pappas (together with JCP Partnership, JCP Partners, JCP Holdings and JCP Management, "JCP"), as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The principal business address of JCP is 1177 West Loop South, Suite 1320, Houston, Texas 77027.
Present principal occupation or employment: The principal business of JCP Partnership is investing in securities. The principal business of JCP Partners is serving as the general partner of JCP Partnership. The principal business of JCP Holdings is serving as the general partner of JCP Partners. The principal business of JCP Management is serving as the investment manager of JCP Partnership and the JCP Accounts. The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: JCP Partnership, JCP Partners, JCP Holdings and JCP Management are organized under the laws of the State of Texas. Mr. Pappas is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 380,788 Shares owned directly by JCP Partnership is approximately $435,284, including brokerage commissions. The aggregate purchase price of the 343,759 Shares held in the JCP Accounts is approximately $393,690, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors (the "Board") of the Issuer, engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers, about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including a sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon 14,233,259 Shares outstanding as of April 9, 2026, which is the total number of Shares outstanding as reported in the Issuer's Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on April 9, 2026.

As of the date hereof, JCP Partnership beneficially owned 380,788 Shares, constituting approximately 2.7% of the Shares outstanding. JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 380,788 Shares owned by JCP Partnership, constituting approximately 2.7% of the Shares outstanding. JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 380,788 Shares owned by JCP Partnership, constituting approximately 2.7% of the Shares outstanding.

As of the date hereof, 343,759 Shares were held in the JCP Accounts, constituting approximately 2.4% of the Shares outstanding. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 380,788 Shares owned by JCP Partnership and (ii) 343,759 Shares held in the JCP Accounts, constituting approximately 5.1% of the Shares outstanding. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 380,788 Shares owned by JCP Partnership and (ii) 343,759 Shares held in the JCP Accounts, constituting approximately 5.1% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares owned by JCP Partnership.

Each of JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares held in the JCP Accounts.
Transactions in the class effected during the past sixty days: The transactions in the securities of the Issuer by the Reporting Persons during the past 60 days are set forth in Exhibit 1 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted therein.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 17, 2026, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law. A copy of the Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 - Transactions in Securities.

99.1 - Joint Filing Agreement, dated April 17, 2026.

## Signatures
- JCP Investment Partnership, LP: /s/ James C. Pappas, James C. Pappas, Managing Member of JCP Investment Management, LLC, its Investment Manager (04/17/2026)
- JCP Investment Partners, LP: /s/ James C. Pappas, James C. Pappas, Sole Member of JCP Investment Holdings, LLC, its General Partner (04/17/2026)
- JCP Investment Holdings, LLC: /s/ James C. Pappas, James C. Pappas, Sole Member (04/17/2026)
- JCP Investment Management, LLC: /s/ James C. Pappas, James C. Pappas, Managing Member (04/17/2026)
- Pappas James C: /s/ James C. Pappas, James C. Pappas (04/17/2026)